[LETTERHEAD OF DEBEVOISE & PLIMPTON LLP]

April 27, 2012

Jerard Gibson
Attorney-Advisor
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	The ServiceMaster Company
Registration Statement of Form S-4
Filed March 27, 2012
File No. 333-180366

Dear Mr. Gibson:

This letter sets forth the responses of The ServiceMaster Company (the “Registrant”) to the comments contained in your letter, dated April 24, 2012, relating to the Registration Statement on Form S-4 File No. 333-180366, filed on March 27, 2012 (the “Registration Statement”).  The comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) are set forth in bold italicized text below, and the responses of the Registrant are set forth in plain text immediately following each comment. The Registrant is submitting, via EDGAR, Amendment No. 1 to the Registration Statement (“Amendment No. 1”).

Prospectus Cover Page

1.  It appears the offer could be open for less than 20 full business days if the 5:00 p.m. expiration time occurs on the twentieth business day following commencement. Please confirm that the offer will be open at least through midnight on the twentieth business day. See Rule 14d-1(g)(3).

In response to the Staff’s comment, we confirm that the offer will expire at 5:00 p.m. on the twenty-first business day following commencement.

Exhibit 5.1 — Opinion of Debevoise & Plimpton LLP

2.  Please tell us why counsel has assumed due authorization and execution of the Indenture.

The referenced assumption in our opinion relates only to the due authorization, execution and delivery of the Indenture by the Trustee and does not impact the required Exhibit 5 opinion that the securities are valid and binding obligations of the Company and the Guarantors. We recognize, of course, that the Indenture has been executed and delivered by the Trustee; however, since we are not counsel to the Trustee, we are not in a position to make any legal conclusion about the internal processes of the Trustee. Accordingly, we assume that the Indenture was duly authorized, executed and delivered by the Trustee.

Exhibit 99.1 — Form of Letter of Transmittal

3.  In the third paragraph, you state that the undersigned has “read” all the terms of the exchange offer. Please delete the noted language.

In response to the Staff’s comment, Exhibit 99.1 has been revised to remove the noted language. The revised Form of Letter of Transmittal is filed as Exhibit 99.1 to Amendment No. 1.

* * * * *

If you have any questions regarding this letter, please do not hesitate to call me at (212) 909-6375.

Regards,

/s/ Peter J. Loughran

Peter J. Loughran

cc:	Duc Dang
Securities and Exchange Commission
Greerson G. McMullen
The ServiceMaster Company